GLOBAL INCOME FUND, INC.
11 Hanover Square
New York, NY 10005

VIA EDGAR

November 10, 2011

Mr. Larry L. Greene
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Responses to Comments on the Preliminary Proxy Statement of Global Income Fund, Inc. (SEC File No. 811-08025)

Dear Mr. Greene:

On behalf of Global Income Fund, Inc. (“Company”), set forth below are the comments that you provided to Yoon Choo of K&L Gates LLP by telephone on October 20, 2011 concerning the Company’s preliminary proxy statement which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 7, 2011, and the Company’s responses thereto.  Your comments are set forth in italics and are followed by the Company’s responses.  Defined terms used but not defined herein have the respective meanings ascribed to them in the preliminary proxy statement.

1.            Comment:  The Business Proposal asks shareholders to consider and vote on a fundamental change to the Company’s business.   Add disclosure to the definitive proxy statement discussing the current uncertainty in the real estate market and in the markets generally.

Response:  Page 37 of the preliminary proxy statement contains a risk factor entitled “[a]dverse economic conditions could affect the Company’s performance.”  The Company has revised that disclosure on page 36 of the definitive proxy statement as follows:

Current economic conditions may adversely affect the Company’s business, financial condition and results of operations. The Company’s business may be negatively affected by the recessionary environment experienced since 2008.  Occupancies, rental rates and overall rental income at the self storage facilities that the Company acquires may come under pressure if demand for self-storage space softens.  The Company may need to respond by reducing rental rates, increasing promotional discounts, and increasing marketing activities to stimulate additional demand for the Company’s storage space units.

There continues to be economic uncertainty, both domestically and globally, elevated levels of unemployment, tighter credit conditions, reduced levels of economic activity, and it is uncertain as to when economic conditions will improve.  Continued concerns about the systemic impact of inflation, continuing economic issues in various European Union countries, energy costs, geopolitical issues, the availability and cost of credit and other macro-economic factors have contributed to increased market volatility and diminished expectations for the global economy and increased market uncertainty and instability. Turbulence in U.S. and international markets may adversely affect the Company’s financial condition, and the financial condition of the Company’s customers. If these market conditions continue, they may have an adverse effect the Company’s financial condition and results of operations.

2.            Comment:  Page iii of the preliminary proxy statement contains disclosure relating to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“Reform Act”).  Add a statement that the safe harbor for forward-looking statements provided by the Reform Act does not apply to statements issued by an investment company.

Response:  The Company has removed the reference to the Reform Act.  Please see page iii in the definitive proxy statement.

3.            Comment: In the fourth bullet on page 2 of the preliminary proxy statement, indicate whether “other employees and agents” will be new employees and agents of the Company.

Response:  The Company confirms that it does not currently have employees other than the Chief Compliance Officer and that the “other employees and agents” referenced will be new employees and agents.  The Company has revised the fourth bullet to insert “new” between “other” and “employees and agents.” Please see page 2 of the definitive proxy statement.

4.            Comment:  Page 8 of the preliminary proxy statement states that if shareholders approve the Business Proposal, the Company’s fundamental investment restriction relating to investments in real estate will be amended so that the Company may not: “[p]urchase or sell real estate, except as permitted by applicable law.”  Specify what is meant by applicable law.

Response:   The Company will remain an investment company until the SEC grants the Company’s application to deregister under the 1940 Act.  In response to your comment, the reference to “except as permitted by applicable law” has been changed to “except to the extent that it would violate the 1940 Act.”  Please see page 9 of the definitive proxy statement.

5.            Comment:  Page 8 of the preliminary proxy statement states that “the Company expects to sell, all assets in its portfolio that are not Real Estate Assets.” Indicate what percentage of assets are not Real Estate Assets.

Response:   The Company has added the following disclosure on page 9 of the definitive proxy statement immediately after the sentence noted in your comment:

“As of September 30, 2011, 100% of the Company’s total assets were not Real Estate Assets.”

6.            Comment:  Page 16 of the preliminary proxy statement states that “[t]he Company does not pay any other remuneration to its executive officers and Directors, and the Company has no bonus, pension, profit-sharing or retirement plan.”  Does the Company’s investment manager, CEF Advisers, Inc., have any bonus, pension, profit-sharing or retirement plan for the executive officers and Directors of the Company?  If so, please so indicate in the definitive proxy statement.

Response:   The Company has added the following disclosure on page 18 of the definitive proxy statement:

“The Company’s executive officers and Directors are eligible for bonuses from the Investment Manager and may participate in a qualified retirement plan offered by the Investment Manager.”

7.            Comment:  Page 17 of the preliminary proxy statement discusses the potential conflicts of interest that may arise as a result of the overlapping executive officers and directors of the Company and Tuxis.  Please discuss these potential conflicts of interest in the Q&A portion of the definitive proxy statement.

Response:   The Company has added the following disclosure on page 5 of the definitive proxy statement:

Question: Are there potential conflicts of interest that could arise because the Company and Tuxis will both engage in the self storage facility business?

Answer:  Certain conflicts of interest may arise as a result of the overlapping executive officers and directors of the Company and Tuxis. Mark C. Winmill, who is expected to serve as the Company’s President and Chief Executive Officer soon after the Business Proposal is approved, is also President and Chief Executive Officer of Tuxis. Other members of the Company’s proposed senior management are also involved in Tuxis’ self storage business. These outside business interests could interfere with management’s ability to devote sufficient time to the Company’s business and affairs. In addition, conflicts may arise in connection with the allocation of investment opportunities between the Company and Tuxis. Should the Business Proposal be approved by shareholders, the Board intends to adopt policies governing allocation of investment opportunities between the two entities. Once the Company ceases to be a registered investment company under the 1940 Act, it will be able to engage in transactions with its affiliates that would currently be prohibited by the 1940 Act. Thus, the Company will be permitted to acquire real property and related assets from, and sell real property and related assets to, its affiliates. These transactions may result in terms that are more favorable to the affiliate than would have been obtained on an arm’s length basis and may operate to the detriment of the Company’s shareholders. The Company’s independent directors will review all affiliated and related party transactions. For more information see “Related Parties and Potential Conflicts of Interest.”

8.            Comment:  If there are litigation risks particular to the operation of self-storage facilities, discuss such risks under “Risk Factors.”

Response:  Page 34 of the preliminary proxy statement contains disclosure discussing the risk of awards of damages to private litigants in connection with the Company’s noncompliance with the Americans with Disabilities Act of 1990.  The Company has revised disclosure on page 38 of the definitive proxy statement as follows:

“A failure to comply with the ADA or similar state laws could lead to government imposed fines on the Company and/or litigation, which could also involve an award of damages to individuals affected by the non-compliance.  Such noncompliance also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures.”

The Company has also added the following risk factor on page 38 of the definitive proxy statement:

“The Company may incur liability from tenant and employment-related claims and litigation.  From time to time the Company may be required to resolve tenant claims and litigation and employment-related claims and litigation by corporate level and field personnel which could result in substantial liabilities to the Company.  There have been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage.”

9.            Comment:  Has the Company opted into the Maryland Control Shares Acquisition Act (“Maryland Act”)?  If the Company will reserve the right to opt into the Maryland Act, disclose this in the definitive proxy statement.

Response:   The Company has not opted into the Maryland Act.  The Company has added the following disclosure on page 45 of the definitive proxy statement in response to your comment:

“Once the Company has received its Deregistration Order, the Company will be subject to the Maryland Control Share Acquisition Act, which provides that control shares acquired in a control share acquisition may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding Shares owned by the acquirer, and officers and Directors that are employees of the Company.  Generally, control shares are voting shares of stock which would entitle the acquirer of the shares to exercise voting power within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. This limitation will not apply to holders whose acquisition of control shares is approved prior to acquisition by a majority of the Continuing Directors (as defined in the Charter). The Continuing Directors may approve the acquisition of control shares by the Company’s affiliates or affiliates of the Company’s current Investment Manager.”

10.          Comment:  Confirm that the disclosure in the proxy statement meets the type size requirements of Rule 420 under Regulation C of the Securities Act of 1933, as amended.

Response:   The Company confirms that the disclosure in the proxy statement mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C.

*           *           *           *           *

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) staff comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Yoon Choo at (202) 778-9340 or Darrell Mounts at (202) 778-9298 if you have any questions regarding the foregoing.  Thank you for your attention to this matter.

Sincerely,

/s/ John F. Ramirez
Associate General Counsel

cc:           Thomas B. Winmill, Esq.
R. Darrell Mounts, Esq., K&L Gates LLP